Employee Town Hall March 18, 2021 Filed Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-6 Under the Securities Exchange Act of 1934 Filer: Osprey Technology Acquisition Corp. Commission File No.: 001-39113 Subject Company: Osprey Technology Acquisition Corp.

Cautionary Statement Regarding Forward-Looking Statements This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Osprey and BlackSky. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities, (ii) the risk that the transactions may not be completed by Osprey’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Osprey, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement by the stockholders of Osprey, the satisfaction of the minimum trust account amount following redemptions by Osprey’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on BlackSky’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of BlackSky, (ix) the outcome of any legal proceedings that may be instituted against BlackSky or against the Osprey related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Osprey’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which BlackSky operates, variations in operating performance across competitors, changes in laws and regulations affecting BlackSky’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities, (xiii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions and (xiv) any changes in the assumptions made in calculating the Exchange Ratio, including, without limitation, (a) that the trading price of Osprey’s common stock to be used in setting the Exchange Ratio will equal $10 per Osprey share and (b) that the number of outstanding securities of BlackSky will not change prior to the closing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Osprey’s registration on Form S-1 (File No. 333-234180), and other documents filed by Osprey from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Osprey and BlackSky assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Osprey nor BlackSky gives any assurance that either the Osprey or BlackSky, or the combined company, will achieve its expectations.

Additional Information and Where to Find It This document relates to the proposed transactions between Osprey and BlackSky. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Osprey intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of Osprey, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Osprey stockholders. Osprey also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Osprey are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Osprey through the website maintained by the SEC at www.sec.gov. The documents filed by Osprey with the SEC also may be obtained free of charge at Osprey’s website at https://www.osprey-technology.com/ or from Osprey upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103. Participants in Solicitation Osprey and BlackSky and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Osprey’s stockholders in connection with the proposed transactions. Osprey’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Osprey in Osprey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020, and in Osprey’s registration statement on Form S-4, which is expected to be filed by Osprey with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Osprey’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Osprey with the SEC in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Overview Executive Summary Equity Award Overview & Treatment in Proposed Transaction General U.S. Income Tax Considerations

Executive Summary

Executive Summary - Proposed Transaction On February 17, 2021, BlackSky Holdings, Inc. entered into a Merger Agreement with Osprey Technology Acquisition Corp. (a special purpose acquisition company) (“Osprey”), pursuant to which BlackSky will become a publicly listed company (the proposed transaction or “Merger”) Shares of common stock of the newly combined company are expected to be listed on the NYSE with the ticker symbol “BKSY” The proposed transaction is expected to close in July 2021

Executive Summary – Equity Award Treatment Assumption of Equity Awards – Upon closing of the proposed transaction, each outstanding BlackSky option and award of restricted stock units (“RSUs”) will be converted into an option or an award of RSUs covering Osprey Class A Common Stock Terms of Converted Equity Awards Number of Shares Covered by Award - Options and RSUs will be converted into Osprey options & RSUs based on an exchange ratio that will be determined based on the consideration received by the holders of BlackSky Class A Common Stock in the proposed transaction (the “Exchange Ratio”). See below for further details Other Terms - Vesting and other terms of options and RSUs will generally remain the same

Executive Summary – Exchange Ratio Determination of Exchange Ratio – The Exchange Ratio for options and RSUs will be the same exchange ratio used to determine the quantity of Osprey common shares that each share of BlackSky Class A Common Stock will be converted into in connection with the proposed transaction. Timing of Determination - The Exchange Ratio will not be known until closer to the closing, and will fluctuate based on several factors, including the following: The public trading price of Osprey’s shares during a measurement period prior to the closing of the proposed transaction The number of outstanding securities of BlackSky (including outstanding BlackSky capital stock, options, RSUs and warrants) as of immediately prior to the closing of the proposed transaction

Executive Summary – Illustrative Example Assumptions: Set forth below is an illustrative example calculation of the Exchange Ratio for options & RSUs. This illustrative example reflects several assumptions, including (i) that the trading price of Osprey’s common stock to be used in setting the Exchange Ratio will equal $10 per Osprey share and (ii) that the number of outstanding securities of BlackSky will not change prior to the closing. These amounts will not be determined until closer to the closing, and any changes in such amounts would result in a decrease or increase in the Exchange Ratio. Illustrative Example: Based on the above assumptions (among others), BlackSky currently estimates that: The option & RSU Exchange Ratio will equal approximately 0.08 shares of Osprey common stock for each share of BlackSky common stock An option to purchase 1,000 shares of BlackSky Class A Common Stock at an exercise price of $0.0011/share will be converted at closing into an option to purchase approximately 80 shares of Osprey common stock at an exercise price of $0.02/share RSUs covering 1,000 shares of BlackSky Class A Common Stock will be converted at closing into RSUs covering 80 shares of Osprey common stock Assuming the shares of Osprey common stock have a value of $10 per share, 80 shares of Osprey common stock will have a value of $800 on a pre-tax basis

Executive Summary - Tax Implications Tax Liability: The conversion of BlackSky options & RSUs into Osprey options & RSUs will not, in itself, trigger tax liabilities ISO Status: For incentive stock options (“ISOs”), conversion intended to allow options to continue as ISOs You should consult with your own tax adviser regarding your options and RSUs before exercise or vesting to better understand the tax consequences of any issuance and subsequent disposition of shares

Executive Summary – Exercise & Trading Pre-Close: Holders of BlackSky options can continue to exercise vested options for BlackSky Class A Common Stock before closing Post-Close: Assumed BlackSky options will become exercisable (when vested) for Osprey shares, as adjusted pursuant to the Merger Agreement BlackSky RSUs will entitle the holder to receive (when vested) Osprey shares, as adjusted pursuant to the Merger Agreement Trading Restrictions: Lock-up period contemplated by Osprey’s bylaws for 180 days post-closing subject to certain accelerating events Other trading restrictions will apply (for example, blackout periods)

Equity Award Overview & Treatment in Proposed Transaction

BlackSky Options – a Quick Review Options generally give you the ability to buy shares at a fixed exercise price for a specified period of time, subject to vesting and other criteria Options to purchase shares of BlackSky Common Stock were granted under either: Spaceflight, Inc. Amended and Restated 2011 Equity Incentive Plan; or BlackSky Holdings, Inc. 2014 Equity Incentive Plan (formerly Spaceflight Industries, Inc. 2014 Equity Incentive Plan); and Subject to an award agreement under the applicable equity plan

BlackSky Option Treatment in the Merger If you hold BlackSky options that are outstanding and unexercised immediately before the Merger closes, those BlackSky options will be assumed by Osprey (“Assumed Options”) Assumed Options Cover Osprey common shares rather than shares of BlackSky Common Stock The number of Osprey common shares subject to the Assumed Option will be adjusted from the number of shares of BlackSky Common Stock subject to BlackSky option The per share exercise price of the Assumed Option will be adjusted from the per share exercise price that applied to BlackSky option Other terms and conditions generally remain the same as the corresponding BlackSky option immediately before being assumed, including vesting

BlackSky Options - Adjustments Based on Exchange Ratio Number of Osprey shares under the Assumed Option is equal to: Number of BlackSky shares subject to the corresponding BlackSky option immediately before the Merger closed, multiplied by The Exchange Ratio Any resulting fractional share is rounded down to the nearest whole share Per Share Exercise Price of the Assumed Option is equal to: Per share exercise price of the corresponding BlackSky option immediately before the Merger closed, divided by The Exchange Ratio Any resulting fractional cent is rounded up to the nearest whole cent The Exchange Ratio for options and RSUs will be the same exchange ratio used to determine the quantity of Osprey common shares that each share of BlackSky Class A Common Stock will be converted into in connection with the proposed transaction.

BlackSky Option Assumption Example Assume the following hypothetical example BlackSky option Outstanding at Closing Options to acquire 1,000 shares of BlackSky Common Stock Per share exercise price of $0.0011 Aggregate exercise price of $1.10 Exchange Ratio of 0.08 Option to purchase 1,000 BlackSky shares x Exchange Ratio of 0.08 = option to purchase 80 Osprey shares Exercise Price per share of $0.0011 divided by option Exchange Ratio of 0.08 = exercise price per Osprey share equal to $0.02 (and $1.60 in the aggregate upon exercise of 80 options) Fractional share rounded down, fractional cent rounded up This illustrative example reflects several assumptions, including (i) that the trading price of Osprey’s common stock to be used in setting the Exchange Ratio will equal $10 per Osprey share and (ii) that the number of outstanding securities of BlackSky will not change prior to the closing. These amounts will not be determined until closer to the closing, and any changes in such amounts would result in a decrease or increase in the Exchange Ratio.

BlackSky RSUs – a Quick Review Restricted stock units (or RSUs) are an unsecured promise by BlackSky to issue shares in the future, provided the vesting and other criteria are satisfied (such as, continued employment with BlackSky) Typically, no cost to the recipient (i.e., no exercise price) No stockholder rights until the RSUs vest and the shares are issued Unlike options, RSU holders cannot control the timing of the tax event (discussed in Appendix A) BlackSky RSUs are subject to the terms of 2014 Equity Incentive Plan and award agreement under the plan

BlackSky RSUs Vesting Schedule Specified portion of BlackSky RSUs will vest on the earliest of: 180 days after the closing date of the Merger If after the closing date, Osprey completes a certain liquidation, merger, capital stock exchange, reorganization, or similar transaction that results in all of Osprey’s stockholders having the right to exchange their shares for cash, securities or other property If the last sale price of Osprey shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing upon the closing date, and such performance achievement occurs before the 150th day after the closing date, then the later of (x) the 150th day after the closing date or (y) the date Osprey’s Board of Directors (or its authorized committee) certifies such performance achievement. After the first vesting date, BlackSky RSUs are scheduled to vest in a specified number of installments on a quarterly basis (March 10, June 10, September 10, December 10) Merger must close no later than December 31, 2021 Must remain a service provider through the vesting date to vest in BlackSky RSUs

Treatment of BlackSky RSUs in the Merger If you hold BlackSky RSUs that are outstanding immediately before the Merger closes, those BlackSky RSUs will be assumed by Osprey (“Assumed RSUs”) Assumed RSUs Cover Osprey common shares rather than BlackSky Common Stock The number of Osprey shares subject to the Assumed RSUs will be adjusted as follows: Number of shares of BlackSky Common Stock subject to BlackSky RSUs multiplied by Exchange Ratio Any resulting fractional share is rounded down to the nearest whole share Other terms and conditions generally remain the same as the corresponding BlackSky RSUs immediately before being assumed, including vesting

BlackSky RSU Assumption Example Assume the following hypothetical example BlackSky RSUs covering 1,000 BlackSky shares Exchange Ratio of 0.08 1,000 BlackSky shares x Exchange Ratio of 0.08 = 80 Osprey shares Fractional share rounded down This illustrative example reflects several assumptions, including (i) that the trading price of Osprey’s common stock to be used in setting the Exchange Ratio will equal $10 per Osprey share and (ii) that the number of outstanding securities of BlackSky will not change prior to the closing. These amounts will not be determined until closer to the closing, and any changes in such amounts would result in a decrease or increase in the Exchange Ratio.

General U.S. Income Tax Considerations

Important Notice Neither BlackSky nor any of its representatives is offering tax planning or tax advice. This Appendix provides a brief summary of certain matters relating to the potential impact of U.S. federal income tax laws, as such laws were in effect on the date of this presentation, on certain equity awards granted to you by BlackSky. Neither BlackSky nor any of its representatives undertakes any obligation to update these materials. This summary is not intended to be exhaustive and does not discuss the tax consequences in the event of your death or the provisions of any income tax laws of any municipality, state, or non-U.S. country in which you may reside. You should consult your own tax adviser regarding your unique situation. This Appendix also does not cover a discussion of any shares of BlackSky stock that you may hold. For actual terms of your equity awards, please refer to the paperwork for your equity awards, including the plan and award agreement under which they were granted.

Types of Options Two types of options for U.S. tax purposes Incentive stock options (ISOs) Nonstatutory stock options (NSOs) ISOs and NSOs differ only in their tax effects, not in any other way All BlackSky options granted to employees are intended to be ISOs to the maximum extent permitted by ISO tax rules This discussion does not cover the tax treatment of NSOs Note that it is possible for ISOs under certain circumstances to convert into NSOs In all cases you should consult with your own tax adviser regarding your BlackSky options before exercise to better understand the tax consequences of any exercise and subsequent disposition of shares

Incentive Stock Options (ISOs) An ISO is an option that is eligible for more favorable tax treatment than other options Key concepts: No tax at grant No tax at exercise Unless alternative minimum tax (AMT) applies Sale or other disposition of shares triggers income Tax consequences at sale differ depending on if the disposition is “qualifying” or “disqualifying” “Qualifying” = more favorable tax results “Disqualifying” = not qualified for favorable tax results

Qualifying vs. Disqualifying Dispositions Applicable Holding Periods More than 2 years from grant date of ISOs More than 1 year from exercise of ISOs Must meet both holding periods for qualifying disposition of ISOs Failure to meet either of the holding periods results in disqualifying disposition of ISOs Example: Hold option for 9 years, then exercise and sell shares the same day – disqualifying disposition, because haven’t met both holding periods

Tax Results of Disposition Under ISOs Qualifying: All gain is long-term capital gain in the year of sale Disqualifying: Tax in year of sale still, but - Ordinary income on the spread at exercise between FMV at exercise over the exercise price; and Capital gain on difference between sale price over exercise price (can be short or long term) No tax at assumption of BlackSky option and conversion into Assumed Option

Tax Treatment of BlackSky RSUs No tax at grant No tax at assumption of BlackSky RSUs and conversion into Assumed RSUs Ordinary income when shares are delivered following vesting Amount recognized is fair market value of the stock when delivered Capital gain or loss upon sale of shares Long-term or short-term depending on if the shares were held for more than one year

BlackSky RSU Tax Withholding: Sell to Cover BlackSky’s Board of Directors approved that unless determined otherwise by it, tax withholding for RSUs will be satisfied through a “sell to cover” Sell to cover Upon vesting of your BlackSky RSUs, a sufficient number of the vested shares otherwise deliverable to you are sold in the stock market to cover the tax withholding liability Automatic and nondiscretionary You will receive net number of shares after taking into account the sell to cover

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